Subsidiaries of Waystar Holding Corp. (WAY)

Entity Name	Jurisdiction of Incorporation
Waystar Intermediate, Inc.	Delaware, U.S.
Waystar Technologies, Inc.	Delaware, U.S.
Waystar RC, LLC	Delaware, U.S.
Waystar, Inc.	Delaware, U.S.
Waystar Financial Solutions, Inc.	Delaware, U.S.
ImageVision.Net, LLC	Delaware, U.S.
Med-Payment.com, Inc.	Kentucky, U.S.
Connance Inc.	Delaware, U.S.
Isotope Holding, LLC	Delaware, U.S.
Iodine Software, LLC	Texas, U.S.